UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . . 2.00

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.	WORK LOCATION
ICP Solar Technologies Inc.	20-0643604	000-51790

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
7075 Place Robert-Joncas, Unit 131		Montreal	Quebec	H4M 2Z2	514	270-5770

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS	STREET	CITY	STATE	ZIP CODE
Joel C. Cohen	Director	2800 Cote Vertu #106		Montreal	Quebec	H4R 2M5

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold	Aggregate Market Value	Number of Shares or Other Units Outstanding	Approximate Date of Sale	Name of Each Securities Exchange
(See instr. 3(f))
			(See instr. 3(c))	(See instr. 3(d))	(See Instr. 3(e))	(MO. DAY YR..)	(See instr. 3(g))

Common Stock	CTI Capital Securities Inc 1 Place Ville Marie Suite 1635 Montreal, Quebec H3B 2B6		100,000	$13,000	131,093	02/17/2009	OTC

INSTRUCTIONS:

1.

(a)

Name of issuer

(b)

Issuer’s I.R.S. Identification Number

(c)     Issuer’s S.E.C. file number, if any

(d)     Issuer’s address, including zip code

(e)

Issuer’s telephone number, including area code

2.

(a)

Name of person for whose account the securities are to be sold

(b)    Such person's Social Security or I.R.S identification number

(c)

Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(d)

Such person’s address, including zip code

3.

(a)

Title of the class of securities to be sold

(b)

Name and address of each broker through whom the securities are intended to be sold

(c)

Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d)

Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f)

Approximate date on which the securities are to be sold (g) Name of each securities exchange, if any, on which the securities are intended to be sold

(g)

Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Stock	January 29, 2008	Exchange of exchangeable shares into shares of the Company on a one-for-one basis	ICP Solar Technologies Inc.	100,000	January 29, 2008	Exchange of exchangeable shares into shares of the Company on a one-for-one basis.

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
 Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Joel Cohen 2800 Cote Vertu #106, VSL, QC, H4R 2M5	Common Stock	01/12/2009	5,000	$900
Joel Cohen 2800 Cote Vertu #106, VSL, QC, H4R 2M5	Common Stock	01/13/2009	35,000	$6,405
Joel Cohen 2800 Cote Vertu #106, VSL, QC, H4R 2M5	Common Stock	01/16/2009	20,000	$3,360
Joel Cohen 2800 Cote Vertu #106, VSL, QC, H4R 2M5	Common Stock	01/23/2009	18,100	$2,715
Joel Cohen 2800 Cote Vertu #106, VSL, QC, H4R 2M5	Common Stock	01/26/2009	20,000	$3,000
Joel Cohen 2800 Cote Vertu #106, VSL, QC, H4R 2M5	Common Stock	02/02/2009	40,000	$5,680
Joel Cohen 2800 Cote Vertu #106, VSL, QC, H4R 2M5	Common Stock	02/10/2009	25,000	$3,270
Joel Cohen 2800 Cote Vertu #106, VSL, QC, H4R 2M5	Common Stock	02/11/2009	25,000	$3,250

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

02/17/09	/s/ Joel Cohen
DATE OF NOTICE	SIGNATURE

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).